N E W S R E L E A S E

January 20, 2005	TSX Venture Exchange: CPQ

CANPLATS UPDATES PLANNED MEXICAN GOLD PROPERTY WORK IN 2005

Vancouver, B.C. – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report board approval for further work in the near-term on two of the company’s wholly-owned Mexican gold properties, Yerbabuena and Rodeo, which are located in the State of Durango.

Yerbabuena

A reverse circulation drill rig is scheduled to arrive and commence drilling at Yerbabuena within the next few weeks.  Five areas have been targeted for drilling in this initial program.  All can be characterized as broad zones (25 to 40 meters) of sheeted quartz veinlets and amorphous silicification of rhyolite flows associated with a large dome complex.  The zones are structurally controlled and locally associated with fine sulphides in cauliform and banded quartz veins up to two meters thick.  Vein textures and alteration are typical of the upper sequences of an epithermal gold/silver system.

The zones have been defined by mapping, prospecting and local chip sampling where outcrop is available.  A more detailed description of the zones, based on discontinuous chip samples, is as follows:

Zone	Exposed Length (in meters)	Exposed Width (in meters)	Gold Average Grade (in grams/tonne)
Water Fall Zone	200	30	0.44
Contact Zone	350	40	0.33
La Borega Zone	250	40	0.27
Rio Verde Zone	300	25	0.51
Santa Rita Zone	1,000	30	0.46

The upcoming program will consist of up to 10 holes totaling 1,800 meters that will test for higher grade mineralization at depth.

Rodeo

A diamond drill program to be carried out at the Rodeo property by the second quarter of 2005 is planned to test the potential for high-grade epithermal mineralization at depth on both the Ridge Vein and West Vein Swarm. In addition, a trenching program is currently underway to expand the near-surface gold mineralization located in the previous two drill programs.  This will provide the basis for a further drill program later in the year.

The Rodeo property lies along the eastern margin of the Nazas River Rift which can be described as a broad trough, infilled with a sequence of rhyolite and andesite flows and tuffs which overlie calcareous sediments.  There are numerous intrusive centers in the area but none directly associated with the Rodeo property.

The Rodeo mineral systems contain banded and cauliform quartz veins, and locally amorphous silicification of the host volcanics.  The quartz and vein textures, host rock alteration and trace element geochemistry are all typical of the very upper reaches of a gold-rich epithermal system.  The roots of this system are expected to host gold-rich veins in the structurally controlled mineralization and, potentially, mantos along the volcanic/sediment contact.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Yerbabuena and Rodeo exploration programs and has verified the data in the table above. All assays were submitted for preparation by ALS Chemex at its facilities in Guadalajara, Mexico and analysis in Vancouver, B.C. Trace element analysis was completed using three acid digestion with ICP finish. Gold analysis was completed using fire assay with an atomic absorption finish. Samples containing over 10 grams of gold per tonne were re-assayed using standard fire assay with gravimetric techniques.

Canplats is a well-financed junior gold exploration company with cash of approximately $1.0 million. In addition to core holdings at Rodeo and Yerbabuena, the company holds interests in two other Mexico gold prospects, El Rincon and Santa Lucia, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.